FOR IMMEDIATE RELEASE	TSX: SLW
March 21, 2016	NYSE: SLW

SILVER WHEATON ANNOUNCES CLOSING OF THE
EARLY DEPOSIT PRECIOUS METALS PURCHASE AGREEMENT WITH PANORO MINERALS

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) is pleased to announce that its wholly-owned subsidiary, Silver Wheaton (Caymans) Ltd. ("SWC"), has entered into a definitive Early Deposit Precious Metals Purchase Agreement (the "Cotabambas Early Deposit Agreement") with Panoro Minerals Ltd. and its wholly owned subsidiary Panoro Trading (Cayman) Ltd. ("Panoro") in respect of the Cotabambas project located in Peru.

SWC will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to SWC have been delivered, at which point the stream would drop to 66.67% of silver production and 16.67% of gold production for the life of mine. Under the Cotabambas Early Deposit Agreement, SWC will pay a total cash consideration of US$140 million plus an ongoing production payment of the lesser of: i) US$5.90 for each silver ounce and US$450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and ii) the prevailing market price. Once certain conditions have been met, SWC will advance US$14 million to Panoro, spread over up to nine years. In 2016, SWC anticipates making advanced payments of between US$2 million and US$4 million to Panoro. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Feasibility Documentation"), and receipt of permits and construction commencing, SWC may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If SWC elects to terminate, SWC will be entitled to a return of the portion of the US$14 million paid less US$2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metals stream on a change in control for an amount based on a calculated rate of return for SWC.

ABOUT THE COTABAMBAS PROJECT

The Cotabambas Copper-Gold-Silver Deposit is located in Peru, South America, and has been systematically explored since 1995. As stated in the report titled "Cotabambas Project, Apurimac, Peru, NI 43-101 Technical Report on Updated Preliminary Economic Assessment", dated September 22, 2015 (the "updated PEA"), the Cotabambas project has Indicated Mineral Resources of 117.1 million tonnes at average grades of 0.42% Cu, 0.23 g/t Au, and 2.74 g/t Ag comprising contained metal of 1.09 billion pounds of copper, 0.86 million ounces of gold, and 10.3 million ounces of silver. In addition, Inferred Mineral Resources total 605.3 million tonnes at average grades of 0.31% Cu, 0.17 g/t Au, and 2.33 g/t Ag comprising contained metal of 4.16 billion pounds of copper, 3.38 million ounces of gold, and 45.37 million ounces of silver.1

The updated PEA envisions a nominal processing throughput of 80,000 tpd of oxide, mixed and sulphide mineralization in a conventional copper porphyry flotation concentrator will produce about 270 ktpa of copper, gold and silver concentrate with copper as the main payable metal. Over the 17-year mine life, estimated payable metal is approximately 2.6 billion pounds copper, 1.6 million ounces of gold, and 17.3 million ounces of silver produced at a cash cost of US$1.22/lb copper (C1), net direct after secondary metal credits.

The currently defined Mineral Resources exist within the Ccalla and Azulccacca deposits. Significant exploration potential may exist within the Maria Jose target immediately to the northeast of Ccalla and Azulccacca as well as the Jean Louis target located to the southwest. Further potential may exist on parallel trends within the Guaclle-Buenavista, Ccarayoc, Chuyllullo, Chaupec and Añarqui targets. All of these targets are within Panoro's current exploration concessions, and are also to be contained within the area of interest for this proposed Early Deposit Agreement.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world. The Company has streams on some of the largest and lowest cost mines in the world. Silver Wheaton's production and growth are founded on cornerstone assets including the Salobo mine in Brazil, the Peñasquito and San Dimas mines in Mexico, and the Antamina mine in Peru. Based upon its current agreements, forecast 2016 estimated annual attributable production is approximately 54 million silver equivalent ounces2, including 265,000 ounces of gold. Silver Wheaton's estimated average annual attributable production over the next five years is anticipated to be approximately 52 million silver equivalent ounces2 per year, including 260,000 ounces of gold.

Mr. Neil Burns, Vice President, Technical Services for Silver Wheaton, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information including information on mineral resources disclosed in this news release.

1 Source for Mineral Resource estimates is the updated PEA and a press release issued by Panoro on September 22, 2015. The updated PEA was prepared by Amec Foster Wheeler Americas Ltd. and Moose Mountain Technical Services Ltd. and is considered preliminary in nature. It includes Inferred Mineral Resources that are considered too speculative to have the economic considerations applied that would enable classification as Mineral Reserves. There is no certainty that the conclusions within the updated PEA will be realized.

2 Silver equivalent production forecast assumes a gold/silver ratio of 80:1. Please see "Cautionary Note Regarding Forward-Looking Statements" for material risks, assumptions and important disclosure associated with this information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	payments by SWC to Panoro in accordance with the Cotabambas Early Deposit Agreement, including any acceleration of payments;
•	estimated throughput of the Cotabambas project;
•	exploration potential associated with the Cotabambas project;
•	projected increases to Silver Wheaton's (as defined herein) production and cash flow profile;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2016 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates;

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	fluctuations in the price of commodities;
•	the absence of control over the Mining Operations (as defined in Silver Wheaton's Annual Information Form) from which Silver Wheaton purchases silver or gold and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•	risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;
•	risks relating to security over underlying assets;
•	challenges related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations, including environmental regulations and climate change;
•	risks related to international operations of Silver Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	risks relating to production estimates from Mining Operations;
•	inability to replace and expand mineral reserves;
•

risks relating to the calculation of production forecasts;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	the ability of Silver Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions; and
•	risks relating to future sales or the issuance of equity securities;

As well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Silver Wheaton's Annual Information Form and the additional risks identified under "Risks and Uncertainties" in Management's Discussion and Analysis for the period ended December 31, 2015, both available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F and Form 6-K filed March 16, 2016, both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	the continuing ability to fund or obtain funding for outstanding commitments;
•	Silver Wheaton's ability to source and obtain accretive precious metal stream interests;
•	the estimate of the carrying value of Silver Wheaton's precious metal purchase agreements; and
•	other assumptions and factors as set out in the Disclosure.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton's expected financial and operational performance and may not be appropriate for other purposes.  Any forward-looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.  United States investors are urged to consider closely the disclosure in the Annual Information Form, a copy of which is available at www.sec.gov.

In accordance with the Company's MD&A and financial statements, reference to the Company includes the Company's wholly owned subsidiaries.

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-844-288-9878
Email: info@silverwheaton.com